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                               September 30, 2022

       William Hartman
       Chief Executive Officer
       Halberd Corp
       P.O. Box 25
       Jackson Center, Pennsylvania 16133

                                                        Re: Halberd Corp
                                                            Amendment No. 4 to
Registration Statement on Form 10
                                                            Filed September 22,
2022
                                                            File No. 000-56440

       Dear Mr. Hartman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 4 to Form 10 filed September 22, 2022

       Item 1 Business, page 3

   1. We note your response to comment 1 and reissue. Please remove the statement on page
                                                        4 that your treatment
could be effective in treating meningitis in as little as 20 minutes as it is speculative given
that you have not successfully treated meningitis in humans.
   2. We note your response to comment 2 and reissue. Please revise to remove the statement that you believe your
extracorporeal treatment is effective and has no side effects because safety and efficacy
determinations are solely within the authority of the FDA or comparable foreign
regulators. Likewise, remove the statement on page 3 stating you are planning animal
tests in the fourth quarter to verify the safety and efficacy of your patented extracorporeal
process.
 William Hartman
FirstName LastNameWilliam Hartman
Halberd Corp
Comapany 30,
September NameHalberd
              2022      Corp
September
Page 2    30, 2022 Page 2
FirstName LastName
3. We note your response to comment 3 and reissue. Your response to comment 3 indicates you should have filed a non-disclosure agreement dated February 4, 2021 but no such exhibit was filed. Please file the exhibit or otherwise advise.
Note 3. Explanation of our Restatements, page F-9

4. We note your disclosure that references the Current Report on Form 8-K filed with the
         SEC on September 19, 2022. The 8-K discloses that management has concluded that this
         matter resulted from a material weakness in the Company   s internal
control over financial
         reporting and that the Company has concluded that its internal control over financial reporting and its disclosure controls and procedures were ineffective. Please explain why you have not included a Risk Factor related to this material weakness. In addition, please amend the 10-Q for the quarterly period ended April 30, 2022 to disclose that management concluded that disclosure controls and procedures were ineffective.
Item 15. Exhibits
Exhibit 23.1, page F-41

5. Please have your auditor revise the consent to indicate that the report is dated March 10,
         2022 (Except for Note 3 for which the date is September 22, 2022).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences